Filed by NuStar Energy L.P.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NuStar GP Holdings, LLC

Commission File No.: 001-32940

Proxy Advisory Firms Recommend Approval of NuStar Energy and

NuStar GP Holdings Proposed Merger Transaction

SAN ANTONIO, July 16, 2018 — NuStar Energy L.P. (NYSE: NS) (the “Partnership”) and NuStar GP Holdings, LLC (NYSE: NSH) today announced that two leading proxy advisory firms, Institutional Shareholder Services (ISS) and Glass Lewis & Co., have recommended votes in favor of the proposed merger of NSH with a wholly owned subsidiary of the Partnership through a unit-for-unit exchange. The proposed merger will be considered at the July 20, 2018 special meeting of NSH unitholders.

The proposed transaction, announced in February 2018, would result in the cancellation of the 2% economic general partner interest in the Partnership, the incentive distribution rights in the Partnership and approximately 10.2 million Partnership common units currently owned by subsidiaries of NSH.

Under the terms of the definitive agreement, NSH unitholders would receive 0.55 of a Partnership common unit in exchange for each NSH unit they own at closing, representing a premium of approximately 1.7% based on the closing prices of the Partnership’s common units and of NSH’s units on February 7, 2018. The transaction would result in approximately 23.6 million additional common units being issued by the Partnership.

In connection with this transaction, William E. Greehey, the Chairman of the Board of both NSH and the Partnership, who controls approximately 21% of the outstanding NSH units, executed a support agreement pursuant to which he has agreed to vote the NSH units controlled by him in favor of the merger.

“As a result of the fundamental shift that has occurred in the Master Limited Partnership (MLP) sector, the NS and NSH Boards reached an agreement to simplify in a way that we believe will allow us to best manage our business over the long term,” said Brad Barron, president and chief executive officer of the Partnership and NSH. “Simplifying our corporate structure and eliminating incentive distribution rights will lower our cost of capital and create a more efficient and transparent structure. And, we believe this merger is critical to the implementation of a comprehensive plan we launched earlier this year to position NuStar for long-term financial strength, which will allow NuStar to successfully de-lever and deliver strong, sustainable distribution coverage.”

Board Chairman Bill Greehey agreed. “As the largest unitholder of NSH, I would not recommend the simplification if I did not truly believe that it will significantly improve the company’s long-term health, as well as long-term unitholder value,” said Greehey. “I have always been a buyer of NSH and have never sold a unit. And I will continue to buy NuStar units.”

About NuStar Energy L.P. and NuStar GP Holdings, LLC

NuStar Energy L.P., a publicly traded master limited partnership based in San Antonio, is one of the largest independent liquids terminal and pipeline operators in the nation. NuStar currently has more than 9,400 miles of pipeline and 82 terminal and storage facilities that store and distribute crude oil, refined products and specialty liquids. The partnership’s combined system has more than 97 million barrels of storage capacity, and NuStar has operations in the United States, Canada, Mexico, the Netherlands, including St. Eustatius in the Caribbean, and the United Kingdom. For more information, visit NuStar Energy L.P.’s website at www.nustarenergy.com.

NuStar GP Holdings, LLC is a publicly traded limited liability company that owns the general partner interest, an approximate 11 percent common limited partner interest and the incentive distribution rights in NuStar Energy L.P. For more information, visit NuStar GP Holdings, LLC’s website at www.nustargpholdings.com.

Important Information for Investors and Unitholders

On February 7, 2018, the Partnership, Riverwalk Logistics, L.P., NuStar GP, LLC, Marshall Merger Sub LLC, a wholly owned subsidiary of the Partnership (“Merger Sub”), Riverwalk Holdings, LLC and NSH entered into an Agreement and Plan of Merger pursuant to which Merger Sub will merge with and into NSH with NSH being the surviving entity, such that the Partnership will be the sole member of NSH following the merger. In connection with the proposed merger, the Partnership has filed a registration statement (Registration No. 333-223671), which includes its preliminary prospectus, a preliminary proxy statement of NSH and other materials, with the Securities and Exchange Commission (the “SEC”). The registration statement was declared effective by the SEC on June 15, 2018 and the definitive proxy statement/prospectus has been mailed to NSH unitholders. INVESTORS AND UNITHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTNERSHIP, NSH AND THE PROPOSED TRANSACTION. The information in this communication is for informational purposes only and is neither an offer to purchase, nor an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Investors and unitholders may obtain a free copy of the proxy statement/prospectus and other documents (when available) containing important information about the Partnership and NSH through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Partnership will be available free of charge on the Partnership’s website at www.nustarenergy.com under the tab “Investors” or by contacting the Partnership’s Investor Relations at investorrelations@nustarenergy.com. Copies of the documents filed with the SEC by NSH will be available free of charge on NSH’s website at www.nustargpholdings.com under the tab “Investors” or by contacting NSH’s investor relations at investorrelations@nustarenergy.com.

The Partnership and its general partner, the directors and certain of the executive officers of NuStar GP, LLC and NSH and its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of NSH in connection with the proposed merger. Information about the directors and executive officers of NuStar GP, LLC is set forth in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2017 and subsequent statements of changes in beneficial ownership on file with the SEC. Information about the directors and executive officers of NSH is set forth in NSH’s Annual Report on Form 10-K for the year ended December 31, 2017 and subsequent statements of changes in beneficial ownership on file with the SEC. These documents can be obtained free of charge from the sources listed above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed or to be filed with the SEC.

Forward-Looking Statements

This press release includes “forward-looking statements” as defined by the SEC. All statements, other than statements of historical fact, included herein that address activities, events or developments that the Partnership or NSH expects, believes or anticipates will or may occur in the future, including the anticipated benefits and other aspects of the proposed merger, are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the merger will not be completed prior to the August 8, 2018 outside termination date, the possibility that the required approvals by unitholders and regulatory agencies may not be obtained, the possibility that the anticipated benefits from the proposed merger cannot be fully realized, the possibility that costs or difficulties related to integration of the two companies will be greater than expected, the impact of competition and other risk factors included in the reports filed with the SEC by the Partnership or NSH. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except as required by law, neither the Partnership nor NSH intends to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.